SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

BTHC XV, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

(CUSIP Number)

Jeffrey A. Rinde, Esq. Blank Rome LLP 405 Lexington Avenue New York, New York 10174 212-885-5335
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

October 18, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 10 Pages

.
CUSIP No.

1.	NAMES OF REPORTING PERSONS ZHANG SHANJIU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of	7.	SOLE VOTING POWER 3,780,739
Shares Beneficially owned by	8.	SHARED VOTING POWER 12,825,052(1)
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER 3,780,739
	10.	SHARED DISPOSITIVE POWER 12,825,052(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,605,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes 4,968,971 shares held by Zhang Qian, Zhang Shanjiu’s daughter, and 7,856,081 shares held by Grand Fountain Capital Holding Limited, a Cayman Islands company, which is controlled by Chen Rongxia, Zhang Shanjiu’s wife.

Page 2 of 10 Pages

CUSIP No.

1.	NAMES OF REPORTING PERSONS. CHEN RONGXIA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of	7.	SOLE VOTING POWER -0-
Shares Beneficially owned by	8.	SHARED VOTING POWER 7,856,081
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 7,856,081
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,856,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 10 Pages

CUSIP No.

1.	NAMES OF REPORTING PERSONS. GRAND FOUNTAIN CAPITAL HOLDING LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of	7.	SOLE VOTING POWER 7,856,081
Shares Beneficially owned by	8.	SHARED VOTING POWER -0-
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER 7,856,081
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,856,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 10 Pages

CUSIP No.

1.	NAMES OF REPORTING PERSONS. ZHANG QIAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of	7.	SOLE VOTING POWER -0-
Shares Beneficially owned by	8.	SHARED VOTING POWER 4,968,971
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,968,971
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,968,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 10 Pages

Explanatory Note

This Amendment No. 1 to the Schedule 13D, which was originally filed by Zhang Shanjiu (“Mr. Zhang”) and Zhang Qian, Mr. Zhang’s daughter (“Ms. Zhang”), on November 4, 2010 with respect to shares of Common Stock of BTHC XV, Inc., a Delaware corporation (the “Issuer”), is being filed to include shares held by Chen Rongxia (“Mrs. Chen”), Mr. Zhang’s wife, through Grand Fountain Capital Holding Limited, a Cayman Islands company (“Grand Fountain”), over which Mrs. Chen exercises control.  The shares held by Grand Fountain were inadvertently omitted from the Schedule 13D as originally filed.  The Schedule 13D is amended and restated in its entirety to read as follows:

Item 1.  Security and Issuer

This Schedule 13D relates to shares of the Common Stock, $0.001 par value, of the Issuer.  The principal executive office of the Issuer is located at Underground Grand Canyon, Linyi City, Yishui County, Shandong Province, China  276400.

Item 2.  Identity and Background

(a)-(c)  This statement is being filed jointly by Mr. Zhang, Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, Mrs. Chen, Grand Fountain and Ms. Zhang (collectively, the “Reporting Persons”).  The business address of each Reporting Person is Underground Grand Canyon, Linyi City, Yishui County, Shandong Province, China  276400.  Mr. Zhang exercises shared voting and dispositive power over the shares of Mrs. Chen and Ms. Zhang as described in more detail in Item 4 below.

(d)-(e)  During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Zhang, Mrs. Chen and Ms. Zhang are citizens of the People’s Republic of China.  Grand Fountain is a company organized under the laws of the Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Zhang exercises sole voting and dispositive power over the shares of Common Stock he holds directly and exercises shared voting and dispositive power over the shares of Common Stock held, directly or indirectly, by Mrs. Chen and Ms. Zhang.  Each Reporting Person received the shares of Common Stock subject of this Schedule 13D, directly or indirectly, pursuant to the terms of the Share Exchange Agreement (as defined below) described in more detail in Item 4 below.

Item 4.  Purpose of Transaction

On October 18, 2010, pursuant to the terms of a Share Exchange Agreement, dated October 6, 2010 (the “Share Exchange Agreement”), by and among the Issuer, Halter Financial Investments LP, Long Fortune Valley Tourism International Limited, a company organized under the laws of the Cayman Islands (“Long Fortune”), and Grand Fountain, Mr. Zhang, Ms. Zhang, Li Shikun and Yu Xinbo (collectively, the “Long Fortune Shareholders”), the Issuer acquired all of the issued and outstanding shares of Long Fortune from the Long Fortune Shareholders in exchange for the issuance by the Issuer to the Long Fortune Shareholders of an aggregate of 17,185,177 newly-issued shares of the Issuer’s Common Stock (the “Share Exchange”), which, upon completion of the transactions contemplated by the Share Exchange Agreement, constituted 95% of the Issuer’s issued and outstanding shares of Common Stock.  Upon consummation of the Share Exchange, Long Fortune became a wholly-owned subsidiary of the Issuer.

Page 6 of 10 Pages

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, attached as Exhibit 99.1 to this Schedule 13D.

In connection with the Share Exchange, Timothy Halter, the former sole officer and sole director of the Issuer resigned from these positions (with the resignation as director to take effect on the 10th day following the mailing of a Schedule 14F Information Statement to the shareholders of the Issuer) and the Issuer appointed Mr. Zhang as Chairman of the Board effective on the closing date of the Share Exchange.  In addition, a new Chief Executive Officer (Mr. Zhang), Chief Financial Officer, Chief Administrative Officer and Chief Operating Officer were appointed as of the closing date of the Share Exchange.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.  In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as provided herein, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Persons, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

(a)  As of the date of this Schedule 13D, the Issuer has 18,089,660 shares of Common Stock outstanding.  Mr. Zhang is the beneficial owner of 16,605,791 shares of Common Stock, inclusive of the 7,856,081 shares of Common Stock beneficially owned by Mrs. Chen (and Grand Fountain) and 4,968,971 shares of Common Stock beneficially owned by Ms. Zhang.  As a result, Mr. Zhang may be deemed to beneficially own 91.8% of the outstanding Common Stock of the Issuer, Mrs. Chen and Grand Fountain may be deemed to beneficially own 43.4% of the outstanding Common Stock of the Issuer and Ms. Zhang may be deemed to beneficially own 27.5% of the outstanding Common Stock of the Issuer.  Grand Fountain directly beneficially owns 7,856,081 shares of Common Stock.  Mrs. Chen indirectly beneficially owns 7,856,081 shares of Common Stock because she exercises control over Grand Fountain.  Ms. Zhang directly beneficially owns 4,968,971 shares of Common Stock.  Because Mrs. Chen and Ms. Zhang live in Mr. Zhang’s household, Mr. Zhang could be deemed to have indirect beneficial ownership of the shares of Common Stock to which this Schedule 13D relates, including those shares of Common Stock indirectly beneficially owned by Mrs. Chen and directly beneficially owned by Ms. Zhang.

(b)  Mr. Zhang has sole voting and dispositive power with respect to 3,780,739 shares of Common Stock of the Issuer and has shared voting and dispositive power with respect to 7,856,081 shares of Common Stock indirectly held by Mrs. Chen and 4,968,971 shares of Common Stock of the Issuer directly held by Ms. Zhang.

(c)  Other than as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

Page 7 of 10 Pages

(d)  The Reporting Persons affirm that no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)  It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For a summary description of the Share Exchange Agreement, see Item 4 above.  Other than the Share Exchange Agreement, the Reporting Persons are not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.  Material to Be Filed as Exhibits

1	Agreement dated January 13, 2011 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).

99.1
Share Exchange Agreement, dated October 6, 2010, by and among BTHC XV, Inc., Halter Financial Investments LP, Grand Fountain Capital Holding Limited, Zhang Shanjiu, Zhang Qian, Li Shikun, Yu Xinbo and Long Fortune Valley Tourism International Limited (incorporated by reference to Exhibit 2.1 to BTHC XV, Inc.’s Current Report on Form 8-K (File No. 000-52808) filed on October 6, 2010).

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Shanjiu Zhang
Shanjiu Zhang

/s/ Rongxia Chen
Rongxia Chen

GRAND FOUNTAIN CAPITAL HOLDING LIMITED

By: /s/ Rongxia Chen
Name: Rongxia Chen
Title: Director

/s/ Qian Zhang
Qian Zhang

Page 9 of 10 Pages

EXHIBIT INDEX

1	Agreement dated January 13, 2011 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).

99.1
Share Exchange Agreement, dated October 6, 2010, by and among BTHC XV, Inc., Halter Financial Investments LP, Grand Fountain Capital Holding Limited, Zhang Shanjiu, Zhang Qian, Li Shikun, Yu Xinbo and Long Fortune Valley Tourism International Limited (incorporated by reference to Exhibit 2.1 to BTHC XV, Inc.’s Current Report on Form 8-K (File No. 000-52808) filed on October 6, 2010).

Page 10 of 10 Pages

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the statement on Schedule 13D (the “Schedule 13D”) filed on or about this date, including any future amendments thereto, relating to the shares subject of the Schedule 13D is being or will be, as applicable, filed on behalf of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the statement on Schedule 13D is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date:  January 13, 2011

/s/ Shanjiu Zhang
Shanjiu Zhang

/s/ Rongxia Chen
Rongxia Chen

GRAND FOUNTAIN CAPITAL HOLDING LIMITED

By: /s/ Rongxia Chen
Name: Rongxia Chen
Title: Director

/s/ Qian Zhang
Qian Zhang